1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC August 2006 Sales Report
Hsinchu, Taiwan, R.O.C. — September 8, 2006 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for August 2006: on an unconsolidated basis, sales were NT$27,000 million, a decrease of 2.1 percent from July 2006 and an increase of 16.5 percent over August 2005. Revenues for January through August 2006 totaled NT$213,087 million, an increase of 34.7 percent over the same period in 2005.
On a consolidated basis, net sales for August 2006 were NT$ 27,284 million, a decrease of 2.4 percent from July 2006; revenues for January through August 2006 totaled NT$ 215,253 million.
TSMC Sales Report (Unconsolidated):

				(Unit: NT$ million)
Net Sales	2006	*	2005	Increase (Decrease) %
August	27,000		23,182	16.5
January through August	213,087		158,199	34.7

* Year 2006 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
September 08, 2006
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2006.
1) Sales volume (in NT$ thousand)

Period	Items	2006	2005
Aug	Net sales	26,999,936	23,182,037
Jan — Aug	Net sales	213,087,333	158,198,537
2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Aug	Bal. as of period end
TSMC	89,366,469	—	—
TSMC’s subsidiaries	32,510,075	—	—
3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Aug		Bal. as of period end
TSMC	111,708,087	9,000	*	1,974,360
TSMC’s subsidiaries	N/A	—		—
TSMC endorses for subsidiaries		9,000	*	1,974,360
TSMC’s subsidiaries endorse for TSMC		—		—
TSMC endorses for PRC companies		—		—
TSMC’s subsidiaries endorse for PRC companies		—		—

*	The deviation was due to the fluctuation in currency exchange rate.
*
4) Financial derivative transactions (in NT$ thousand)

TSMC	*
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	11,246,875	63,615,222	—	—
	Mark to Market Profit/Loss	692	(364,470)	—	—
Expired Contracts	Notional Amount	12,671,256	296,534,226	639,620	639,620
	Realized Profit/Loss	32,463	(1,003,594)	—	—
TSMC’s subsidiaries Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		0	—	—	—
Premium Income (Expense)		0	—	—	—
Outstanding Contracts	Notional Amount	13,106	—	—	—
	Mark to Market Profit/Loss	(21)	—	—	—
Expired Contracts	Notional Amount	533,921	—	—	—
	Realized Profit/Loss	2,435	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 8, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer